EXHIBIT 99.1

Banro Corporation to be Added to the S&P/TSX Composite Index

- Effective Monday September 19, 2011

Toronto, Canada –September 15, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce that Banro will be added to the S&P/TSX Composite Index effective Monday September 19, 2011. This is a benchmark index for the Toronto Stock Exchange representing the Canadian Equity Market, with market capitalization and liquidity as the main criteria for inclusion. This index represents the 500 largest companies listed on the Toronto Stock Exchange.

“Banro's inclusion in the S&P/TSX Composite Index underlines the growth in market value established by the Company in the DRC, and development of the gold projects delineated to date along Twangiza-Namoya gold belt,” commented Simon Village President/CEO of Banro Corporation. “Our strategy of identifying low cost, open pit, and high margin gold ounces and then taking these projects through the value curve from exploration, development and production, is a simple one and also a proven model for unlocking real value for our shareholders, and given our controlling position on one of Africa's last remaining but undeveloped gold belts is likely to continue.”

Banro Corporation is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling results, estimates and/or assumptions in respect of future gold production, revenue, cash flow and costs, estimated project economics, mineral reserve and mineral resource estimates, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral reserves or mineral resources; there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading” Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com,or contact: Simon Village, Chairman and CEO, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Canada, or Tomas Sipos, Vice President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.